                                                                       Exhibit 2


                           Letterhead of Lasertechnics



                                  May 16, 1994





Wolfensohn Associates L.P.
40th Floor
599 Lexington Avenue
New York, New York 10022
Attn:  Mr. Richard C.E. Morgan

    RE: STOCK OPTION GRANT PURSUANT TO DRAW NOTES OF FEBRUARY AND APRIL, 1994

Dear Sirs:

         This letter is intended to evidence the grant to you by Lasertechnics, Inc. of stock options resulting from your loans to the Company aggregating $1,000,000 pursuant to the two Draw Promissory Notes with Stock Options, each in the principal amount of $500,000 and dated February 18, 1994 and April 13, 1994, respectively. As a result of these loans, you became entitled to receive, as of April 15, 1994, options to purchase a total of 76,855 shares of the Company's authorized but unissued common stock at prices ranging from $1.28 per share to $1.34 per share as shown on the attached schedule contained in a Company memorandum, dated April 1994, to Jim Alley from Gary Tomlin.

         The options granted to you and evidenced by this grant letter are subject to the terms and conditions hereafter stated in this letter. They may be exercised in whole or in part at any time for a period of five years commencing April 15, 1994 and ending April 15, 1999. The Board of Directors has set aside and reserved for issuance a total of 76,855 shares of stock for exercise of the options granted hereby.

         These options and your rights under it are not transferrable. Any stock you purchase from the Company pursuant to the exercise of these options shall be restricted stock and any certificate evidencing such stock shall bear the following legend restricting transfer of the securities it represents:

                  "The securities represented by this certificate have not been registered under the Securities Act of 1933 or any state securities law. They may not be sold or offered for

Wolfensohn Associates L.P.
May 16, 1994
Page 2

         sale in the absence of an effective registration statement under the applicable securities laws or an exemption from such registration under such laws."

         In the event of a stock split or reverse split, stock dividend, subdivision or similar event with respect to the Company's common stock or in the event of any reorganization or recapitalization affecting the Company's common stock, the number of shares or price per share specified for your options is subject to adjustment so as to treat you fairly and put your option rights in the same economic position as they were prior to such event. If any questions should arise between you and the Company as to the appropriate adjustment, it shall be determined by the Company's independent public accountants.

         Subject to the foregoing, you may exercise the options in whole or in part any time or times within the five year period by delivering to the Company at its principal office a writing signed by you and notifying the Company of your exercise, accompanied by a check in the full amount of the purchase price for the shares being purchased pursuant to the exercise at that time.

         The granting of these options, their exercise and the sale of the Company's common stock acquired pursuant thereto may result in significant federal income tax consequences. You may want to consult tax counsel concerning this option.

         If you have any questions concerning the foregoing, please do not hesitate to contact me.

                                                     Sincerely yours,


                                                     /s/ Richard M. Clarke
                                                     ---------------------------
                                                     Richard M. Clarke, Chairman
                                                     Board of Directors

RMC/mth
Enclosure


                                       2